Filed pursuant to Rule 433

Registration No. 333-253632

March 22, 2022

HSBC Holdings plc

$2,000,000,000 4.762% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Co-Managers:

ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Danske Markets Inc.

DBS Bank Ltd.

Erste Group Bank AG

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

J.P. Morgan Securities LLC

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Natixis Securities Americas LLC

Nordea Bank Abp

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

Wells Fargo Securities, LLC

Structure:	Fixed Rate/Floating Rate Subordinated Unsecured Notes

Issuer Ratings:*	A3 (stable) (Moody’s) / A- (stable) (S&P) / A+ (negative) (Fitch)

Expected Issue Ratings:*	Baa1 (Moody’s) / BBB (S&P) / A- (Fitch)

Pricing Date:	March 22, 2022

Settlement Date:	March 29, 2022 (T+5) (the “Issue Date”)

Maturity Date:	March 29, 2033

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$2,000,000,000

Fixed Rate Coupon:	4.762% per annum (the “Initial Interest Rate”), during the Fixed Rate Period (as defined below)

Fixed Rate Benchmark Treasury:	UST 1.875% due February 15, 2032

Fixed Rate Treasury Yield:	2.362%

Fixed Rate Treasury Price:	95-23

Fixed Rate Re-offer Spread:	UST +240 basis points

Floating Rate Pricing Benchmark:	Compounded Daily SOFR (calculated as described under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions

Floating Rate Coupon:	SOFR (as determined on the applicable Interest Determination Date (as defined below)), plus 2.530% per annum (the “Margin”), during the Floating Rate Period (as defined below), subject to the Benchmark Transition Provisions

Fixed Rate Re-offer Yield:	4.762%

Issue Price:	100.000%

Gross Fees:	0.450%

Net Price:	99.550%

Net Proceeds to Issuer:	$1,991,000,000

Par Redemption Date:	March 29, 2032

Interest Pay Frequency:	Semi-annually, during the Fixed Rate Period (as defined below); quarterly, during the Floating Rate Period (as defined below).

Interest Payment Dates:

From (and including) the Issue Date to (but excluding) March 29, 2032 (the “Fixed Rate Period”), interest on the Notes will be payable semi-annually in arrear on March 29 and September 29 of each year, beginning on September 29, 2022 (each, a “Fixed Rate Period Interest Payment Date”).

From (and including) March 29, 2032 to (but excluding) the Maturity Date (the “Floating Rate Period”), interest on the Notes will be payable quarterly in arrear on June 29, 2032, September 29, 2032, December 29, 2032 and March 29, 2033 (each, a “Floating Rate Period Interest Payment Date” and, together with the Fixed Rate Period Interest Payments Dates, the “Interest Payment Dates”).

Floating Rate Interest Period:	During the Floating Rate Period, the period beginning on (and including) a Floating Rate Period Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Period Interest Payment Date (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period will begin on March 29, 2032 and will end on (but exclude) the first Floating Rate Period Interest Payment Date.

Interest Determination Dates:	The third business day preceding the applicable Interest Payment Date (each, an “Interest Determination Date”).

Optional Redemption:

HSBC Holdings may, in its sole discretion, redeem the Notes on the Par Redemption Date, in whole but not in part, at 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the Par Redemption Date.

The Notes are not redeemable at the option of the noteholders at any time.

Redemption Upon Capital Disqualification Event:

Following the occurrence of a Capital Disqualification Event, HSBC Holdings may, on the terms and subject to the provisions set forth under “Description of the Notes––Redemption” in the Preliminary Prospectus Supplement, within 90 days of the occurrence of the relevant Capital Disqualification Event, in HSBC Holdings’ sole discretion, redeem the Notes in whole, but not in part, at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest to (but excluding) the applicable redemption date.

A “Capital Disqualification Event” means an event that shall be deemed to have occurred if HSBC Holdings determines at any time after the Issue Date, that there is a change in the regulatory classification of the Notes that results in or will result in: (i) their exclusion in whole or in part from the regulatory capital of the HSBC Group; or (ii) their reclassification in whole or in part as a form of regulatory capital of the HSBC Group that is lower than Tier 2 capital (if any).

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Ranking:	The Notes will constitute HSBC Holdings’ direct, unsecured obligations and will rank equally without any preference among themselves. The rights of the holders of the Notes will, in the event of HSBC Holdings’ winding up, be subordinated in right of payment to claims of HSBC Holdings’ depositors and all other creditors of HSBC Holdings other than claims which are by their terms, or are expressed to be, subordinated to, or pari passu with, the Notes.

Events of Default and Defaults:

The noteholders will not have the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable or to accelerate the Notes in the case of non-payment of principal and/or interest on the Notes. Payment of the principal amount of the Notes may be accelerated only upon certain events of a winding-up.

An “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

In addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(ii) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii)  in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indentures or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Agreement with Respect to the Exercise of UK Bail-in Power:	The provisions in the Preliminary Prospectus Supplement in the section “Description of the Notes—Agreement with Respect to the Exercise of UK Bail-in Power” are applicable.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Indenture and of the Notes (see “Description of the Notes—Ranking—Ranking of the Subordinated Notes” in the Preliminary Prospectus Supplement) will be governed by, and construed in accordance with, the laws of England and Wales. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the City of New York, New York.

Day Count Convention:	30/360 (following, unadjusted) during the Fixed Rate Period; actual/360 (modified following, adjusted) during the Floating Rate Period.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Documentation:	Preliminary prospectus supplement dated March 22, 2022 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated February 26, 2021 relating to the Securities. If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280 DC0

ISIN:	US404280DC08

Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

* A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Holdings has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents HSBC Holdings has filed with the SEC for more complete information about HSBC Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC Holdings or HSI will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

It is expected that delivery of the notes will be made to investors on or about March 29, 2022, which will be the fifth business day following the date of the Preliminary Prospectus Supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before delivery should consult their advisors.